Exhibit 99.1

Company announcement — No. 21/ 2018

Zealand sells royalty streams and milestones for USD 205 million to Royalty Pharma

Copenhagen, September 6, 2018 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced a transaction that immediately provides substantial value and secures funding for development of Zealand’s fully-owned product pipeline.

Zealand has entered into an agreement to sell future royalty streams and USD 85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand will receive USD 205 million (DKK 1,320 million) upon closing of the transaction, expected later this month. Zealand will also redeem the outstanding royalty bond of USD 24.7 million (DKK 158.8 million), after which Zealand will be debt free.

Zealand will remain eligible for a payment from Sanofi up to USD 15 million, expected in 2020.

Britt Meelby Jensen, President and Chief Executive Officer at Zealand comments, “We are grateful for the collaboration with Sanofi, which has been fundamental for our growth during the past 15 years. The sale of the future royalties allows us to accelerate our activities to take our own fully-owned product candidates all the way to market, in line with our long-term strategic objectives. These include two leading rare disease programs, glepaglutide for short bowel syndrome and dasiglucagon for congenital hyperinsulinism, each with a Phase 3 study planned to commence this month.”

“Our license agreement with Sanofi has provided Zealand with significant funding since 2003. However, since we have neither influence nor visibility over future revenue, the royalty sales provides us with financial certainty,” added Mats Blom, Executive Vice President and Chief Financial Officer at Zealand. “The thorough process on this transaction enabled us to secure the best possible value for Zealand. This is positive for both Zealand and our shareholders.”

Royalty Pharma’s CEO, Pablo Legorreta, stated, “We are pleased to partner with Zealand in this important transaction. Our diversified portfolio results in a low cost of capital, enabling us to provide the highest value to holders of royalties. We believe that Soliqua® and Lyxumia®, members of Sanofi’s world class diabetes franchise, are important new options for physicians in the treatment of patients with diabetes, and we are excited to secure a royalty interest in these products.”

Morgan Stanley & Co. LLC acted as sole structuring agent on the monetization.

Conference call Friday at 3 pm CET/9 am ET

Zealand’s management will host a conference call on Friday at 3:00 p.m. CET/9:00 a.m. ET to discuss the planned sale of its royalties. Participating in the call will be President and Chief Executive Officer Britt Meelby Jensen and Executive Vice President and Chief Financial Officer Mats Blom. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 35 15 81 21
United Kingdom:	+44 (0)330 336 9411
United States:	+1 929 477 0324
Passcode	2374574

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/ax6bviek, and will be accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the scheduled start.

A recording of the event and a transcript will be available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Zealand Pharma

Britt Meelby Jensen, President and Chief Executive Officer
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President and Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

Royalty Pharma

Alexander v. Perfall, Vice President, Investor Relations & Public Affairs

Tel.: +1 (212) 883 2298, e-mail: aperfall@royaltypharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

About Royalty Pharma

Founded in 1996, Royalty Pharma is the industry leader in acquiring revenue-producing intellectual property, with over $15 billion in royalty assets. Royalty Pharma funds innovation in life sciences both directly and indirectly: directly when it partners with life sciences companies to co-develop and co-fund products in late-stage clinical trials, and indirectly when it acquires existing royalty interests from the original innovators (academic institutions, research hospitals, foundations and inventors).

The company’s portfolio includes royalty interests in over 40 approved products including AbbVie’s Humira, AbbVie and J&J’s Imbruvica, Biogen’s Tecfidera and Tysabri, Vertex’s Kalydeco and Orkambi, J&J’s Remicade, Merck’s Januvia, Gilead’s Atripla and Truvada, Pfizer’s Lyrica, and Astellas and Pfizer’s Xtandi. Royalty Pharma is also a leading investor in pre-approval royalties, having committed over $850 million to direct R&D funding in exchange for royalties, and having invested over $4 billion in royalties on pre-approval products since 2011.